UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

SBA Communications Corporation

(Name of Issuer)

Class A Common Stock, $.01 Par Value Per Share

(Title of Class of Securities)

78388J106

(CUSIP Number)

Ronald R. Reese

100 Front Street, Suite 1430

W. Conshohocken, Pennsylvania 19428

(610) 828-9833

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 10, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 78388J106	Page 2 of 10 Pages

1.	Name of Reporting Person: Richard B. Worley S.S or I.R.S Identification No. of Above Person: Not Applicable

2.	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds PF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 831,401 (1) 8. Shared Voting Power 1,668,599 (1) 9. Sole Dispositive Power 831,401 (1) 10. Shared Dispositive Power 1,668,599 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,500,000 (1)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 5.5% (1)

14.	Type of Reporting Person IN

(1)	For purposes of Section 13(d), Richard B. Worley may be deemed to beneficially own an aggregate of 2,500,000 shares of Class A Common Stock, consisting of (a) 831,401 shares of Class A Common Stock held by Mr. Worley directly, and (b) 1,668,599 shares of Class A Common Stock held by Permit Capital Telecom, L.P. where (i) Mr. Worley is the sole stockholder of Permit Capital GP, Inc., (ii) Permit Capital GP, Inc. is the general partner of Permit Capital GP, L.P. and (iii) Permit Capital GP, L.P. is the general partner of Permit Capital Telecom, L.P. Mr. Worley disclaims beneficial ownership of any shares of Class A Common Stock held by Permit Capital Telecom, L.P.

SCHEDULE 13D

CUSIP No. 78388J106	Page 3 of 10 Pages

1.	Name of Reporting Person: Permit Capital Telecom, L.P. S.S. or I.R.S. Identification No. of above person: 11-3661291

2.	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 1,668,599 (1) 9. Sole Dispositive Power 0 10. Shared Dispositive Power 1,668,599 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,668,599 (1)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 3.7% (1)

14.	Type of Reporting Person PN

(1)	For purposes of Section 13(d), both Permit capital GP, Inc. and Permit Capital GP, L.P. may be deemed to beneficially own an aggregate of 1,668,599 shares of Class A Common Stock held by Permit Capital Telecom, L.P. where (i) Permit Capital GP, Inc. is the general partner of Permit Capital GP, L.P., and (ii) Permit Capital GP, L.P. is the general partner of Permit Capital Telecom, L.P. Each of Permit Capital GP, Inc. and Permit Capital GP, L.P. disclaim beneficial ownership of any shares of Class A Common stock held by Permit Capital Telecom, L.P.

SCHEDULE 13D

CUSIP No. 78388J106	Page 4 of 10 Pages

1.	Name of Reporting Person: Permit Capital GP, L.P. S.S. or I.R.S. Identification No. of above person: 043713293

2.	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 1,668,599 (1) 9. Sole Dispositive Power 0 10. Shared Dispositive Power 1,668,599 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,668,599 (1)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 3.7% (1)

14.	Type of Reporting Person PN

(1)	For purposes of Section 13(d), both Permit Capital GP, Inc. and Permit Capital GP, L.P. may be deemed to beneficially own an aggregate of 1,668,599 shares of Class A Common Stock held by Permit Capital Telecom, L.P. where (i) Permit Capital GP, Inc. is the general partner of Permit Capital GP, L.P., and (ii) Permit Capital GP, L.P. is the general partner of Permit Capital Telecom, L.P. Each of Permit Capital GP, Inc. and Permit Capital GP, L.P. disclaim beneficial ownership of any shares of Class A Common stock held by Permit Capital Telecom, L.P.

SCHEDULE 13D

CUSIP No. 78388J106	Page 5 of 10 Pages

1.	Name of Reporting Person: Permit Capital GP, Inc. S.S. or I.R.S. Identification No. of above person: 043713287

2.	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Pennsylvania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 1,668,599 (1) 9. Sole Dispositive Power 0 10. Shared Dispositive Power 1,668,599 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,668,599 (1)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 3.7% (1)

14.	Type of Reporting Person CO

(1)	For purposes of Section 13(d), both Permit Capital GP, Inc. and Permit Capital GP, L.P. may be deemed to beneficially own an aggregate of 1,668,599 shares of Class A Common stock held by Permit Capital Telecom, L.P. where (i) Permit Capital GP, Inc. is the general partner of Permit Capital GP, L.P., and (ii) Permit Capital GP, L.P. is the general partner of Permit Capital Telecom, L.P. Each of Permit Capital GP, Inc. and Permit Capital GP, L.P. disclaim beneficial ownership of any shares of Class A Common stock held by Permit Capital Telecom, L.P.

SHEDULE 13D

CUSIP No. 78388J106	Page 6 of 10 Pages

ITEM 1.	SECURITY AND ISSUER.

Title of Class of Equity Securities:	Class A Common Stock par value $.01 per share (the “Shares”)

Name of Issuer:	SBA Communications Corporation, a Florida corporation

Address of Issuer’s Principal Executive Offices:	One Town Center Road, Third Floor, Boca Raton, Florida 33468

ITEM 2.	IDENTITY AND BACKGROUND.

Richard B. Worley (a) Name: Richard B. Worley (“Mr. Worley”) (c) Present Principal Occupation: Private investor (f) Citizenship: United States of America

Permit Capital Telecom, L.P. (“Telecom”) Telecom is a limited partnership organized under the laws of Delaware. Its principal business is investment in securities.

Permit Capital GP, L.P. (“PCGPLP”) PCGPLP is a limited partnership organized under the laws of Delaware. Its principal business is investment in securities. PCGPLP is the general partner of Telecom.

Permit Capital GP, Inc. (“PCGP”)

PCGP is a corporation organized under the laws of Pennsylvania. Its principal business is investment in securities. PCGP is the general partner of PCGPLP. Mr. Worley is the sole stockholder, the President and a Director of PCGP. Ronald R. Reese (“Mr. Reese”) is the Vice President, the Secretary, the Treasurer and a Director of PCGP.

Generally Item 2(b): the principal business address for each of the reporting persons and Mr. Reese is 100 Front Street, Suite 1430, West Conshohocken, Pennsylvania 19428

Item 2(d): none of the reporting persons or Mr. Reese have been convicted in a criminal proceeding during the last five years.

Item 2(e): none of the reporting persons or Mr. Reese has been a party to a civil proceeding which resulted in a judgment, decree or final order enjoining future violations

SHEDULE 13D

CUSIP No. 78388J106	Page 7 of 10 Pages

of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Telecom used working capital to fund its acquisition of Shares.

Mr. Worley used personal funds to fund his acquisition of Shares

ITEM 4.	PURPOSE OF TRANSACTION.

(a)    The Shares were purchased in a series of transactions from January 8, 2003 to February 10, 2003 for investment purposes. Although no specific plans are currently in place, Telecom and/or Mr. Worley may, in the future, determine to dispose of some portion or all of their respective Shares or acquire additional Shares.

ITEM 5(a).	AGGREGATE NUMBER AND PERCENTAGE OF COMMON STOCK

For purposes of Section 13(d), Richard B. Worley may be deemed to beneficially own an aggregate of 2,500,000 Shares, consisting of (a) 831,401 Shares held by Mr. Worley directly, and (b) 1,668,599 Shares held by Telecom where (i) Mr. Worley is the sole stockholder of PCGP, (ii) PCGP is the general partner of PCGPLP, and (iii) PCGPLP is the general partner of Telecom. Mr. Worley disclaims beneficial ownership of any Shares held by Telecom.

Telecom holds 1,668,599 Shares directly.

For purposes of Section 13(d), both PCGP and PCGPLP may be deemed to beneficially own an aggregate of 1,668,599 Shares held by Telecom where (i) PCGP is the general partner of PCGPLP, and (ii) PCGPLP is the general partner of Telecom. Each of PCGP and PCGPLP disclaim beneficial ownership of any Shares held by Telecom.

ITEM 5(b).	NUMBER OF SHARES AS TO WHICH PERSON HAS VOTING AND DISPOSITIVE POWER

As described in Item 5(a) above, Mr. Worley may be deemed to beneficially own an aggregate of 2,500,000 Shares for purposes of Section 13(d). By virtue of his direct ownership, Mr. Worley has sole voting and dispositive power over 831,401 of the Shares. By virtue of his relationship with the other reporting persons, Mr. Worley may be deemed to have shared voting and dispositive power over the 1,668,599 Shares held by Telecom.

SHEDULE 13D

CUSIP No. 78388J106	Page 8 of 10 Pages

As described in Item 5(a) above, Telecom holds 1,668,599 Shares directly. Also as described above, for purposes of Section 13(d), both PCGP and PCGPLP may be deemed to beneficially own the 1,668,599 Shares held by Telecom. By virtue of the relationship of Telecom, PCGP and PCGPLP, each may be deemed to have shared voting and dispositive power over the 1,668,599 Shares held by Telecom.

ITEM 5(c).	TRANSACTIONS.

Other than the transactions described in Items 3 and 4, the persons identified in Item 2 have not affected any transaction in the issuer’s securities during the past 60 days.

ITEM 5(d).	OTHER PERSONS HAVING RIGHTS TO PROCEEDS RELATED TO SECURITIES

No other person is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the Shares beneficially owned by each reporting person.

ITEM 5(e).	DATE OF WHICH REPORTING PERSONS CEASED TO BE BENEFICIAL OWNER OF MORE THAN FIVE PERCENT OF THE CLASS OF SECURITIES

Not Applicable

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than the reporting persons’ agreement to file as a group pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons identified in Item 2 have not entered into any contracts, arrangements, understandings or relationships with respect to any securities of the issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

(a) Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: February 14, 2003

/s/ Richard B. Worley
Richard B. Worley

Permit	Capital Telecom, L.P.,

By:	Permit Capital GP, L.P., its General Partner

By:	Permit Capital GP, Inc., its General Partner

By:	/s/ Ronald Reese
Ronald Reese Vice President

Permit Capital GP, Inc.

By:	/s/ Ronald Reese
Ronald Reese Vice President

Permit Capital GP, L.P.

By:	Permit Capital GP, Inc., its General Partner

By:	/s/ Ronald Reese
Ronald Reese Vice President

Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).